

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

June 26, 2006

Mr. David P. Steiner
Chief Executive Officer
Waste Management, Inc.
1001 Fannin Street, Suite 4000
Houston, TX 77002

> **RE: Waste Management, Inc.
> Form 10-K for Fiscal Year Ended December 31, 2005
> Filed February 21, 2006
> File No. 001-12154**

Dear Mr. Steiner:

We have completed our review of your Form 10-K and have no further comments at this time.

If you have any further questions regarding our review of your filing, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739, or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant